Mail Stop 3720

October 10, 2006

Larry J. Lenhart
President and Chief Executive Officer
Transforma Acquisition Group, Inc.
350 Park Avenue, 10th Floor
New York, NY 10022

> **Re: Transforma Acquisition Group Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2006**
> **File No. 333-137263**

Dear Mr. Lenhart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing us that the NASD has no objections.

2.   We encourage you to file all remaining exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement and warrant agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3.   We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by VentureOne, National Venture Capital Association and others. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Cover Page

4.   Please revise to decrease the length and density of the prospectus cover page by focusing only on information that is key to an investment decision and increasing the font size to a readable size.

5.   Please delete your references to joint book-running managers. If necessary, you may provide this information on the outside back cover page.

Prospectus Summary, page 1

6.   Please revise and reduce the introductory subsection that is in all italics, which comprises over half the length of the prospectus summary's first page. To the extent that definitions are apparent, such as the definitions of "we," "us," "Transforma," "our executive officers and directors," and "our team," please delete them. To the extent that information is material, incorporate it into the regular text where you haven't repeated the information already. For example, you define references to "business combination" in the third, italicized bullet point. Since this is the primary purpose of your company and the offering, you should highlight this within the summary discussion itself, which you largely do in the first sentence of the regular text.

7.   Furthermore, please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and the extent of your operations. Consider eliminating here, or significantly reducing, the team and key success factors discussions, which are more appropriate for your proposed business section.

Interest earned on the trust account, page 7

8.   Disclose here, and in the risk factor "If the net proceeds from this offering not being placed in the trust account…" on page 20, the applicable interest rate you expect to earn on the trust account that would result in your receipt of approximately $1.5 million in interest annually.

Risks, page 14

9.   Since your risk factors immediately follow the summary, substantially reduce the disclosure in this subsection. Furthermore, consider whether you should highlight any of the risks in the narrative discussion at the beginning of the prospectus summary.

Selected Financial Data, page 15

10.   We note that you have included the application of the proceeds from the private placement of the warrants within the "as adjusted" column. Please separately present the effect of the private placement in a pro forma subtotal column before the "as adjusted" column so that its impact immediately before the offering is transparent to investors. You should also make a similar revision to your Capitalization disclosure on page 45.

Risk Factors, page 17

We may not be able to consummate a business combination….., page 17

11.   To assist investors in realizing the likelihood of the risk, disclose the initial per share amount of the offering proceeds to be deposited into the trust account.

12.   Furthermore, briefly note how "fair market value" will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business.

We may be unable to obtain additional financing….., page 27

13.   To assist investors in assessing the described risk, delete the mitigating language "Although we believe that the net proceeds of this offering will be sufficient to allow us to complete a business combination."

Use of Proceeds, page 40

14.   Please provide a table that sets forth the use of the proceeds not held in the trust account, including the portion of interest income on the trust account that you may receive. Provide further details regarding how proceeds not held in the trust account will be used for working capital.

15.   It appears that you should include in gross proceeds the $200,000 in promissory notes you received from your executive officers and directors. Please include this

amount in gross proceeds or tell us why you don't believe it is necessary for an understanding of how you will pay the expenses of the offering. In addition, please note when and from what line item the promissory notes will be repaid, if they will be repaid with proceeds from the offering.

Dilution, page 43

16.   Quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

Management's Discussion and Analysis, page 46

17.   Discuss the material terms of the promissory notes and when and how they will be repaid.

Management, page 65

Directors and Executive Officers, page 65

18.   Where you have not done so already, please clarify in the description of each person's business background whether the companies mentioned are or were public or private companies.

19.   We note that Mr. Burnstein serves on the board of directors of Juniper Partners Acquisition Corp., another blank check company formed in 2005 for the purpose of effecting a business combination. Please provide an update on the status of Juniper Partners' efforts to acquire a target business.

Conflicts of Interest, page 68

20.   Address whether potential conflict of interest exists in management's holding warrants that management may decide to call for redemption under particular circumstances. Disclose the factors that management may consider in determining whether and when to call the warrants for redemption.

Certain Relationships and Related Party Transactions, page 72

21.   Refer to the first paragraph. We note that 703,125 of the common shares owned by existing shareholders are subject to forfeiture if the underwriters' over-allotment option is not exercised in full. Explain to us in detail the forfeiture process and disclose whether original capital would be returned to existing shareholders after the forfeiture. If so, explain to us why you do not report these shares outside of permanent equity. Also, tell us and disclose how you intend to account for these forfeitures in your financial statements.

Signature page

22.   Please specify, by parenthetical next to the officer's title, which officer is signing in the capacity of your principal accounting officer or controller.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director